

February 6, 2012

Mr. Paul Petit
Principal Executive, Financial and
Accounting Officer
Naprodis, Inc.
13250 Gregg Street, Suite F
Poway, California 92064

> **Re: Naprodis, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 6 filed January 9, 2012**
> **File No. 333-122009**

Dear Mr. Petit:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Use of Proceeds, page 6

1. We note the discussion on page 7 that if you raise at least $150,000 you plan to purchase additional equipment and improve your facility to enable you to eventually manufacture products which would represent 90% of your sales. Please expand the discussion as necessary throughout the prospectus to clarify:
- whether your facility and manufacturing operations are currently configured to produce a specialized product for your former customer that previously accounted for approximately 85% of your sales;
- the nature of equipment and facility improvements you plan to make; and
- why such purchases and changes are necessary in view of the apparent excess capacity currently available.

Management's Discussion And Analysis And Plan Of Operations, page 8

2. Please revise your disclosure to expand on the impact of the loss of your largest customer to include:
   - A discussion of the impairment of any assets, including accounts receivable, inventories and property and equipment. If you have not recorded or do not anticipate recording any impairment charges, please explain why not.
   - A discussion of that indicates the operating segments impacted.
   - A discussion of the known impact on future revenues and expenses as required by Item 303(a)(3)(ii) of Regulation S-K. In this regard, you disclose on page 15 the existence of only eight full-time and one part-time employees at December 31, 2011 when you previously disclosed the existence of 11 full-time and 11 part-time employees at May 31, 2011.

Annual Financial Statements
General

3. Please update your financial statements and financial information pursuant to Rule 8-08 of Regulation S-X.

Note 10 – Subsequent Events, page 14

4. ASC 855-10-25-1A requires you to evaluate the subsequent events through the date you issue your financial statements. You specifically indicate that you evaluated subsequent events through November 21, 2011, yet your auditor's report is dated January 4, 2012 and you filed your registration statement on January 9, 2012. Based on the guidance in ASC 855-10-S99-2, it appears that you should have evaluated subsequent events through January 9, 2012. Please ensure that you have evaluated the subsequent events through the appropriate date or explain to us how your disclosure complies with GAAP and reference for us the authoritative literature you rely upon to support your position.

Exhibit 23- Consent of Independent Registered Public Accounting Firm

5. Please have your auditors revise their consent to indicate the correct date of their audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Branch Chief, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William T. Hart, Esq.
    Hart & Trinen LLP
    1624 Washington Street
    Denver, Colorado 80203